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            [American International Group, Inc. Letterhead]



                                                June 3, 1996



IPC Holdings, Ltd.
American International Building
29 Richmond Road
Pembroke HM 08
Bermuda

      Re:  Acquisition of Tempest Reinsurance Company, Ltd.

Ladies and Gentlemen:

In connection with the proposed combination (the "Transaction") of IPC Holdings, Ltd., a limited liability company organized and incorporated under the laws of Bermuda ("IPC Holdings"), and Tempest Reinsurance Company, Ltd., a limited liability company organized and incorporated under the laws of Bermuda ("Tempest"), pursuant to the terms set forth in the letter (the "Proposal Letter") from IPC Holdings to Tempest dated the date hereof, American International Group, Inc., a Delaware corporation ("AIG"), hereby commits to IPC Holdings (the "Commitment," and by this letter, the "Commitment Letter") to purchase from New IPC (as defined in the Proposal Letter) a number of common shares of New IPC ("New IPC Shares") having an aggregate purchase price of up to $65 million (or such lesser number of New IPC Shares as will cause AIG's ownership in New IPC to equal but not exceed 24.4% by application of the constructive ownership rules of Sections 958(a) and 958(b) of the U.S. Internal Revenue Code) at a purchase price per New IPC Share equal to (x) the cash price paid per common share, $10 par value per share, of Tempest ("Tempest Shares") purchased for cash in the Transaction, divided by (y) the exchange ratio used to determine the number of New IPC Shares issued in exchange for each Tempest Share so exchanged in the Transaction (for purposes of both (x) and (y), assuming no proration of the cash or stock consideration, respectively, in the Transaction). This Commitment shall be exercisable if and to the extent that the holders of more than 39% of the Tempest Shares elect to receive cash in the amalgamation contemplated by the Transaction, as set forth in the Proposal Letter. The Commitment is subject to the Transaction proceeding on terms substantially similar to the terms set forth in the Proposal Letter and to the closing of the Transaction following satisfaction or waiver of the conditions thereto.

AIG hereby represents and warrants to IPC Holdings that AIG has all requisite corporate power and authority to enter into this Commitment Letter and to consummate the transactions

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contemplated hereby.  The execution and delivery of this Commitment Letter by AIG, the performance by AIG of its obligations hereunder and the consummation by AIG of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of AIG. This Commitment Letter has been duly executed and delivered by AIG and constitutes a legal, valid and binding obligation of AIG, enforceable by IPC Holdings against AIG in accordance with its terms, subject with respect to enforceability to the effect of bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, or similar laws now or hereafter affecting the enforcement of creditors' right generally and to the availability of equitable remedies.

This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws rules thereof. IPC Holdings is the only party entitled to enforce this Commitment Letter and there are no third party beneficiaries.



                                    Very truly yours,

                                    AMERICAN INTERNATIONAL GROUP, INC.


                                    By: __________________________________
                                    NAME: Edward E. Matthews
                                    TITLE: Vice President - Finance


Confirmed and agreed as of the date
first above written:

IPC HOLDINGS, LTD.

BY: ____________________________
NAME: _________________________
TITLE: _________________________
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                      [IPC Holdings, Ltd. Letterhead]









                                                      June 3, 1996


Mr. Donald Kramer
Co-Chairman
Tempest Reinsurance Company, Ltd.
14 Par-La-Ville Road
Hamilton, HM 08 Bermuda

Dear Mr. Kramer:

      On behalf of the Board of Directors of IPC Holdings, Ltd., I am writing to submit the following proposal to combine our companies. We have always held Tempest in high regard and believe strongly that the combination of our companies will create a leading property catastrophe reinsurer in Bermuda. Because of the very significant benefits that this combination will provide to your Company and your shareholders, we ask that you and your Board of Directors give prompt and careful consideration to our proposal.

Strategic Benefits of IPC/Tempest Amalgamation

      The amalgamation of our two companies would create opportunities for long-term growth and provide the combined company with significant strategic advantages:

      o The amalgamation would, in a single step, expand our client relationships to a level that would otherwise require several years for either company to achieve on its own.

      o The combined company would be the third largest property catastrophe company in Bermuda in terms of market value and equity.

      o The amalgamation would create a company with a broader geographic spread of risk and an expected improved profitability.

      o The combined company would have a lower expense ratio since it would realize significant cost savings through consolidation of

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          administrative activities and the continuation of AIG's existing relationship with IPC, which provides a lower cost structure than Tempest has under its current agreement with General Re.

      o The combined company would be focused on the property catastrophe reinsurance business, which we believe has greater prospects for high returns than joining with a much larger, lower return, multiline insurer in a transaction having minimal synergies.

      o We expect this deal to be accretive on the basis of book value per share and first full year of earnings per share -- offering shareholders significant upside potential for stock appreciation.

Terms

      We propose that IPC and Tempest combine to form a new holding company ("New IPC"). In the transaction, Tempest shareholders would receive aggregate cash and stock consideration of $943 million, representing $180 per share. This amount would be subject to adjustment for changes in
Tempest's book value from March 31, 1996 through the closing date.   The
consideration would be payable as follows:

      $146 million  -   Payments from Tempest to General Re to (i)
                        repurchase 75% of the Tempest shares held by General Re, (ii) cancel General Re's options to purchase Tempest shares and (iii) terminate all contractual arrangements between General Re and Tempest.

      $100 million  -   Cash dividend by Tempest on its remaining
                        shares ($22.60 per share), as adjusted for changes
                        (positive or negative) in Tempest's book value from March 31, 1996 to the closing date (excluding the above payments to General Re).

      $697 million  -   Cash and New IPC common stock issued in an
                        amalgamation.  Tempest shareholders would receive
                        $157.40 per share, which they could elect to get paid either in cash or New IPC common stock, subject to certain limits.

      ______________

      $943 million  -   Total Consideration

      In the opinion of Wachtell, Lipton, Rosen & Katz, IPC's U.S. counsel, the receipt of New IPC common stock in exchange for Tempest shares should be tax-free


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to Tempest shareholders under the U.S. federal income tax laws.  We note that no tax opinion is provided in the ACE proxy statement.

      Our proposal contemplates a collar to protect the value of the New IPC stock to be received by Tempest shareholders as long as the average price of the IPC stock during the ten-day measurement period prior to the
shareholder meetings is not less than $18 and not more than $22.   Tempest
would have the right to terminate the agreement if the average IPC stock price was less than $16 during the measurement period unless IPC elected to
top up the number of New IPC shares issued to Tempest shareholders.   If
IPC's stock price during the measurement period were to exceed $24, the number of New IPC shares to be issued would be adjusted in order to put a cap on the maximum value of the consideration issued in the amalgamation of approximately $735 million (excluding the dividend). IPC would not have the right to "walk away" if the IPC stock price was above or below specified prices during the measurement period.

      Under the cash/stock election for the amalgamation, Tempest shareholders would be able to elect to exchange their Tempest shares for either cash or stock, subject to certain proration only if the holders of less than 39% or more than 48% of the outstanding Tempest shares elect to take cash. The cash consideration in the amalgamation will constitute a minimum of $275 million and a maximum of $340 million, with the additional cash funded by AIG's equity commitment described below.

      IPC shareholders would exchange their IPC shares in the transaction for New IPC shares on a one-for-one, tax-free basis.

Comparison with ACE Amalgamation

      Under the ACE transaction, Tempest shareholders (other than General
Re) would receive a $9.66 cash dividend per share (based upon the March 31, 1996 balance sheet) and, assuming ACE's stock stays above $45, 3.2091 ACE ordinary shares for each Tempest share. Such number of ACE shares were
valued at $154.04 based upon today's $48 closing price of ACE stock.   In
addition, Tempest shareholders would be entitled to an additional contingent dividend based upon the increase in book value from March 31, 1996, but only after making a provision for losses at the greater of actual incurred losses or 42% of year to date earned premiums.










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      The following chart summarizes the consideration payable per share to
Tempest shareholders (other than General Re) under our proposal and under the ACE transaction, in each case based upon market prices of IPC and ACE stock on June 3, 1996:

                          IPC                            ACE
                          ---                            ---

       Dividend through   $22.60                         $9.66
       3/31/96


       Exchange           $157.40 in New IPC             $154.04 in
                          shares or cash                 ACE shares

       Total              $180.00                        $163.70


       Contingent         Subject only to                Subject to greater
       Dividend           actual losses                  of actual losses or
                                                         42% loss ratio

      To fully appreciate our proposal, I would like to highlight some important comparisons between our proposal and the transaction contemplated by ACE:

      o Our overall proposal offers at least a $90 million, or 11%, premium to the ACE transaction, as well as the prospect of significantly higher contingent dividends because our proposal does not assume a minimum 42% loss ratio. For example, if the actual loss ratio for the three months ended June 30, 1996 is 20%, we estimate that our proposal would result in an additional $10 million advantage compared to the ACE transaction.

      o Almost 50% of the aggregate consideration paid to Tempest shareholders (other than General Re) in our proposal is cash, compared to only 6% in the ACE transaction.

      o Our proposal provides Tempest shareholders protection from declines in the IPC share price up to 10%. In contrast, at the recent stock price levels, the value of the ACE proposal is at risk for any downward movement in ACE's stock price. Each $1 decline in the ACE stock price (down to a price of $45) will reduce the value of their offer by $13 million, and correspondingly increase the price advantage of our proposal.

      o Our proposal offers the potential for greater consideration if the IPC stock price appreciates above $22. In contrast, ACE (or Tempest) has the


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        right to terminate the ACE transaction if the average ACE stock price during its measurement period is over $49. On May 31, 1996 -- the first day of ACE's measurement period -- the closing price of ACE stock was $49.

      o Our proposal provides General Re, your sponsor and principal shareholder, with aggregate consideration having the same value on a per share basis as paid to other Tempest shareholders, as well as the opportunity to participate in the upside potential in the transaction through equity participation in New IPC and the contingent dividend. In return for such payment, General Re would be required to cancel its options and all of its contracts with Tempest. The following table compares the payments to General Re:

                          Payment to General Re (in millions)
                                      IPC        ACE

Cash payment for shares,
cancellation of options, and         $146       $172
termination of contracts

Dividend                                6         --

Stock (assuming 100%                   43         --
equity election)
                                     ----       ----

Total                                $195       $172


      o Our proposal allows shareholders to continue to realize the exceptional returns available in the property catastrophe reinsurance industry through a liquid investment in a top quality company, while allowing investors to realize a cash return on a portion of their holdings. Moreover, as we discussed earlier, we expect this transaction to be accretive on the basis of both book value per share and our first full year of earnings per share -- offering shareholders significant upside potential for stock appreciation.

      o In contrast, the ACE proposal forces your shareholders either
        (i) to maintain an investment in a lower return company whose diversification could be achieved instead through an investment in ACE and an investment in existing Bermuda property catastrophe reinsurers or (ii) to receive cash through the sale of the ACE shares (in which case, they incur market risk as well as transaction costs).








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AIG Support and Equity Commitment

      American International Group, Inc. ("AIG") is the largest shareholder of IPC and provides administrative and investment management services to IPC pursuant to contractual arrangements. As you know, AIG is also a shareholder of Tempest and has expressed to Tempest shareholders its "deep reservations" about the proposed ACE transaction. AIG believes the ACE transaction provides inadequate value to Tempest shareholders and is not a prudent diversification of Tempest. We have consulted with AIG regarding our proposal and have been informed that AIG strongly endorses it. AIG has also advised us that if our proposal were to be consummated, AIG would elect in the amalgamation to receive New IPC shares with respect to its entire investment in Tempest.

      Furthermore, AIG has committed to purchase up to $65 million of New IPC common stock from New IPC to the extent that holders of more than 39% of Tempest's shares elected to receive cash in the amalgamation thereby increasing AIG's equity interest in the combined company up to approximately 24.4% of the outstanding shares -- AIG's current percentage ownership of IPC. AIG's equity commitment will permit IPC to increase the relative cash/stock mix of its proposal and reduce the risk and amount of proration in the event the cash election were oversubscribed. To the extent the equity commitment is not fully drawn by New IPC, AIG has indicated its intention following the consummation of the transaction to acquire additional shares of New IPC in open market or privately negotiated transactions from time to time, subject to market conditions and other factors, in order to increase its equity interest to approximately 24.4%.

Financing

      We have had discussions with a major money center bank with respect to all of the financing required to complete the transaction. Such bank has advised IPC it is prepared to execute a commitment letter for the entire amount. We expect that all borrowings will be repaid by December 31, 1996 from the combined company's cash flow and an orderly disposition of a portion of the investment portfolio.

Process

      Our Board of Directors strongly supports the proposed transaction and has authorized management to pursue this proposal with you. IPC's financial advisor, Morgan Stanley & Co. Incorporated, has advised IPC's Board of Directors that, subject to, among other things, completion of its due diligence review of Tempest, if IPC enters into a definitive agreement with Tempest on the terms set forth in this proposal, Morgan Stanley expects to provide an opinion to IPC's Board that the consideration to be paid is fair, from a financial point of view, to IPC's shareholders.








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      We have reviewed the information contained in the ACE proxy statement and the Tempest Annual Reports regarding your business, financial condition, results of operations and prospects. However, our proposal is necessarily subject to our completion of an appropriate due diligence review, including access to non-public information regarding Tempest.
Since we are in the same business as you, we anticipate that such due diligence can be completed within 3-4 days with your cooperation. Please furnish us with a customary confidentiality agreement that we will execute prior to receiving such non-public information.

      We have also carefully reviewed the Agreement and Plan of Amalgamation dated as of March 14, 1996 (the "ACE Amalgamation Agreement") relating to the ACE transaction. Subject to our receipt and review of the Disclosure Letter referred to in the ACE Amalgamation Agreement and your cooperation with our due diligence review, we would be prepared to move expeditiously to complete a definitive agreement to effect our proposal. Moreover, we would expect the definitive agreement to be substantially similar to the ACE Amalgamation Agreement. For example, we expect that the representations, warranties and covenants in our definitive agreement will essentially mirror those that you have negotiated with ACE, although we would delete Section 5.09 (relating to the waiver of appraisal rights and the lock-up) and Section 5.17 (relating to certain employee arrangements) and would address employee benefit issues once we understand the existing arrangements.

      Our proposal is subject to termination of the ACE Amalgamation Agreement in accordance with its terms (without the payment of any termination fee or expenses to ACE unless such payments are required under ACE's current contract), approval of a mutually satisfactory amalgamation agreement by our respective Boards of Directors, and approval by our respective shareholders. We anticipate that, with Tempest's cooperation, our transaction would be consummated by September 30, 1996. In order to provide greater certainty of consummation for our proposal, we would delete the following conditions to closing that are contained in the ACE Amalgamation Agreement:


















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        *  Section 6.02(c) (no material change in acquirer's financial statements)
        *  Section 6.02(d) (no material adverse effect on acquirer)
        * Section 6.03(c) (no material change in the Company's financial statements)
        *  Section 6.03(d) (no material adverse effect on the Company)
        * Section 6.03(e) (no national crisis or material adverse change in financial markets)
        * Section 6.03(f) (waiver of appraisal rights by 75% of Company's shareholders)
        *  Section 6.03(l)(iv) (stop loss reinsurance with General
           Re)(appropriate changes would be made to other General Re conditions to conform to our proposal described above)

      I would like to reiterate that the combination of our two companies will create a leading reinsurer in the Bermuda market which should provide a tremendous investment opportunity for our shareholders. This will enable your shareholders to continue their investment in a focused, specialty property catastrophe reinsurer that was the basis of their original investment. On the basis of our superior proposal, we are confident that your Board will carry out its fiduciary duties and provide the Tempest shareholders the opportunity to realize these benefits. In view of the importance of this matter, time is of the essence and we look forward to your earliest possible response.

                                                Sincerely,

                                                /s/ J.C.H. Johnson

                                                J.C.H. Johnson

                                                Chairman



cc:  Tempest Board of Directors